SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C. 20549

                           FORM 11-K



X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

          For the fiscal year ended December 31, 1996

                               or


    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934


           For the transition period from      to

           Commission file number


A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                     INGERSOLL-RAND COMPANY

               SAVINGS AND STOCK INVESTMENT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                     Ingersoll-Rand Company

                         P. O. Box 8738

                Woodcliff Lake, New Jersey 07675





                           SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                 Ingersoll-Rand Company Savings
                                   and Stock Investment Plan
                                           (Registrant)



Date   June 30, 1997             By       /S/Donald H. Rice
                                           Donald H. Rice
                                  Benefits Committee Chairman






               CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Post-Effective Amendment No.
4 to No. 2-64708) of Ingersoll-Rand Company of our report dated
June 21, 1997 appearing below in this Form 11-K.



/S/ Price Waterhouse LLP
PRICE WATERHOUSE LLP
Morristown, New Jersey
June 30, 1997





                     INGERSOLL-RAND COMPANY
               SAVINGS AND STOCK INVESTMENT PLAN
                 INDEX TO FINANCIAL STATEMENTS




  Report of independent accountants

  Statement of financial condition at
    December 31, 1996 and 1995
       Combined Plan Summary
       Fixed Income Fund
       Mutual Fund
       Company Stock Fund
       Loan Fund

  Statement of income and changes in
    plan/fund equity for the years ended
    December 31, 1996 and 1995
       Combined Plan Summary
       Fixed Income Fund
       Mutual Fund
       Company Stock Fund
       Loan Fund

  Notes to financial statements






               Report of Independent Accountants


To the Benefits Committee and Participants of the Ingersoll-Rand Company Savings and Stock Investment Plan


In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets available for benefits of the Ingersoll-Rand Company Savings and Stock Investment Plan at December 31, 1996 and 1995, and the changes in its plan equity for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Benefits Committee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Benefits Committee, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/S/ Price Waterhouse LLP
PRICE WATERHOUSE LLP
Morristown, New Jersey
June 21, 1997





                     INGERSOLL-RAND COMPANY
                SAVINGS AND STOCK INVESTMENT PLAN
                      COMBINED PLAN SUMMARY

STATEMENT OF FINANCIAL CONDITION
December 31                              1996          1995

Assets:
Investments at current value:
Combined Trust Fixed Income Fund    $140,109,747   $133,722,453
Combined Trust Mutual Fund           160,370,187    121,019,034
Combined Trust Ingersoll-Rand
  Company Stock Fund                 204,726,590    183,035,949
                                     505,206,524    437,777,436

Participant loans receivable          25,013,214     24,120,786
Contributions receivable               2,931,601      2,820,869

Total assets                         533,151,339    464,719,091

Plan equity                         $533,151,339   $464,719,091

STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
For the years ended December 31          1996          1995

Contributions:
  Participants                      $ 40,156,217   $ 36,428,015
  Company                                     --      9,798,714
                                      40,156,217     46,226,729

Investment income:
  Dividends and interest              24,795,644     18,540,683
  Net appreciation of investments     59,074,527     45,684,603
    Net investment income             83,870,171     64,225,286

Total additions                      124,026,388    110,452,015

Participant withdrawals and
  distributions                       48,384,259     40,215,502
Transfers (from) other funds, net            (26)       (86,819)
Transfers to (from) other
  plans, net                           7,209,907        (94,700)
Net increase in plan equity           68,432,248     70,418,032

Plan equity at beginning of year     464,719,091    394,301,059

Plan equity at end of year          $533,151,339   $464,719,091

        See accompanying notes to financial statements.




                     INGERSOLL-RAND COMPANY
               SAVINGS AND STOCK INVESTMENT PLAN
                       FIXED INCOME FUND

STATEMENT OF FINANCIAL CONDITION
December 31                              1996          1995

Assets:
Investments at current value:
Combined Trust Fixed Income Fund    $140,109,747   $133,722,453
Contributions receivable               1,132,550      1,310,243

Total assets                         141,242,297    135,032,696

Fund equity                         $141,242,297   $135,032,696


STATEMENT OF INCOME AND CHANGES IN FUND EQUITY
For the years ended December 31          1996          1995

Contributions:
  Participants                      $ 16,129,982   $ 17,479,531

Investment income:
  Interest                             7,637,984      7,698,329
  Net investment income                7,637,984      7,698,329

Total additions                       23,767,966     25,177,860

Participant withdrawals and
  distributions                       18,802,248     16,096,516
Transfers (from) other funds, net     (4,922,575)    (2,356,769)
Transfers to (from) other
  plans, net                           3,678,692        (36,523)

Net increase in fund equity            6,209,601     11,474,636

Fund equity at beginning of year     135,032,696    123,558,060

Fund equity at end of year          $141,242,297   $135,032,696

        See accompanying notes to financial statements.





                     INGERSOLL-RAND COMPANY
               SAVINGS AND STOCK INVESTMENT PLAN
                          MUTUAL FUND

STATEMENT OF FINANCIAL CONDITION
December 31                              1996          1995

Assets:
Investments at current value:
Combined Trust Mutual Fund          $160,370,187   $121,019,034
Contributions receivable               1,386,373      1,129,178

Total assets                         161,756,560    122,148,212

Fund equity                         $161,756,560   $122,148,212


STATEMENT OF INCOME AND CHANGES IN FUND EQUITY
For the years ended December 31          1996          1995

Contributions:
  Participants                      $ 19,025,763   $ 14,077,987

Investment income:
  Dividends and interest              11,564,017      5,335,362
  Net appreciation of investments     12,252,556     25,602,673
  Net investment income               23,816,573     30,938,035

Total additions                       42,842,336     45,016,022

Participant withdrawals and
   distributions                      10,423,098      7,770,548
Transfers (from) other funds, net     (4,292,235)    (1,127,498)
Transfers (from) other plans, net     (2,896,875)       (62,659)

Net increase in fund equity           39,608,348     38,435,631


Fund equity at beginning of year     122,148,212     83,712,581

Fund equity at end of year          $161,756,560   $122,148,212

           See accompanying notes to financial statements.




                     INGERSOLL-RAND COMPANY
               SAVINGS AND STOCK INVESTMENT PLAN
                       COMPANY STOCK FUND

STATEMENT OF FINANCIAL CONDITION
December 31                              1996          1995

Assets:
Investments at current value:
Combined Trust Ingersoll-Rand
  Company Stock Fund                $204,726,590   $183,035,949
Contributions receivable                 412,678        381,448

Total assets                         205,139,268    183,417,397

Fund equity                         $205,139,268   $183,417,397


STATEMENT OF INCOME AND CHANGES IN FUND EQUITY
For the years ended December 31          1996          1995

Contributions:
  Participants                      $  5,000,472   $  4,870,497
  Company                                     --      9,798,714
                                       5,000,472     14,669,211

Investment income:
  Dividends                            3,725,891      3,844,442
  Net appreciation of investments     46,821,971     20,081,930
    Net investment income             50,547,862     23,926,372

Total additions                       55,548,334     38,595,583

Participant withdrawals
  and distributions                   18,016,417     15,367,837
Transfers to other funds, net          9,572,174      6,681,904
Transfers to other plans, net          6,237,872          4,482

Net increase in fund equity           21,721,871     16,541,360

Fund equity at beginning of year     183,417,397    166,876,037

Fund equity at end of year          $205,139,268   $183,417,397

           See accompanying notes to financial statements.




                     INGERSOLL-RAND COMPANY
               SAVINGS AND STOCK INVESTMENT PLAN
                           LOAN FUND


STATEMENT OF FINANCIAL CONDITION
December 31                              1996          1995

Participant loans receivable         $25,013,214    $24,120,786


Fund equity                          $25,013,214    $24,120,786


STATEMENT OF INCOME AND CHANGES IN FUND EQUITY
For the years ended December 31          1996          1995

Transfers from other funds
  for loans                          $12,785,012    $14,526,476

Interest income from loans             1,867,752      1,662,550
                                      14,652,764     16,189,026
Transfers to other funds
  for repayments                      12,427,622     11,242,020
Transfers to other plans, net            190,218             --
Participant distributions              1,142,496        980,601

Net increase in fund equity              892,428      3,966,405

Fund equity at beginning of year      24,120,786     20,154,381

Fund equity at end of year           $25,013,214    $24,120,786

            See accompanying notes to financial statements.




                       INGERSOLL-RAND COMPANY
                  SAVINGS AND STOCK INVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN:

The following brief description of the Ingersoll-Rand Company Savings and Stock Investment Plan (Plan) is for general information purposes. Participants should refer to the Plan document for more complete information.

The Ingersoll-Rand Company (Company) adopted the Plan, for eligible employees at participating locations. Eligible employees may participate the first day of the month following 30 calendar days of employment.

Participants may contribute as basic contributions one to six percent (in whole percentages) of their compensation through payroll deductions. Participants contributing six percent of compensation may contribute an additional one to eight percent of compensation as supplemental contributions. Only basic contributions receive Company matching contributions. Participants may use before or after-tax dollars for part or all of their contributions. Contributions are subject to varying limitations to ensure compliance with Internal Revenue Code requirements. Participants may change their contribution amounts at any time effective the first pay period of the following month by contacting the recordkeeper through its Benefits Information Line (BIL).

The Plan assets are held in the Combined Investment Trust (Combined Trust), together with assets from other participating Plans.

Participants may invest their contributions, in multiples of one percent, in one or more of the following funds:

           o Fixed Income Fund - A fund that invests in securities and debt that produce a fixed rate of return. Investments may include United States government securities, corporate bonds, notes, debentures, convertible securities, preferred stocks, investment funds or investment contracts.

           o Mutual Fund - Participants may select the following Fidelity Mutual Funds: Fidelity Fund, Growth and Income Portfolio, U.S. Equity Index Portfolio, and
           Magellan Fund.

           o Company Stock Fund - A mutual fund consisting primarily of the Company's common stock. This fund limits participant investment to 50% of current contributions or account balance on transfers.

Each fund reinvests its income in that fund.

The Company matches basic contributions at a rate determined by the Company's board of directors. For 1996 and 1995, the match was set at 50 percent of basic contributions. The Plan requires that Company contributions be at least 25 percent, but no more than 100 percent of participants basic contributions.

Effective October 1, 1995, the Plan was amended to provide for an offset in the part of Company match contributions under the Plan with an equivalent benefit to the Plan participants under the Ingersoll-Rand/Clark Leveraged Employee Stock Ownership Plan (LESOP). Amounts accrued under the Plan prior to the effective date of this amendment will remain in the Plan unaffected.

Participant contributions are always 100 percent vested. Company contributions vest on a seven-year, graded-vesting schedule. Employees are 20 percent vested after completing three years of service. The vested percentage then increases in increments of 20 percent per year until fully vested after seven years of service. All Company contributions become 100 percent vested if the participant's employment terminates due to disability, retirement or death.

On any business day, participants may change their allocation of future contributions and transfer prior contributions between funds. Transfers of prior contributions are in whole percentages or dollars (with a $250 minimum).

Participants have several options that permit access to their contributions, earnings, and certain vested Company contributions. These options are subject to certain rules and restrictions.

Plan distributions may be in the form of a lump sum, installments over a maximum of five years or in such other manner that the Benefits Committee may permit.

Participant accounts are kept in units and are valued on a daily basis.

The Benefits Committee, appointed by the Company's board of directors, administers the Plan. The Finance Committee of the Company's board of directors establishes the Plan's investment policies.

The Company intends to continue the Plan indefinitely. However, the Company retains the right to discontinue the Plan. If the Company discontinues the Plan, all participant account balances become fully vested at the termination date.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Plan follows the accrual method of accounting. Chase Manhattan Bank, NA (Chase) and Coopers & Lybrand LLP are the trustee and record keeper of the Plan, respectively.

Use of Estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Valuation of Investments:

Plan assets are part of the Combined Trust, which provides unified investment management. Chase invests the Plan assets in the various Combined Trust investment funds.

Separate participant accounts are maintained by investment fund.
These accounts record contributions, withdrawals, transfers, earnings and changes in market value.

The insurance company guaranteed interest contracts, the Putnam Guaranteed Horizon Accounts, and the Putnam Managed Account are recorded at their respective contract value. Contract value approximates current value assuming the trust holds the investments until maturity. Contract value equals principal plus cumulative interest earned, reduced by distributions.

The Chase Domestic Liquidity Fund contains short-term debt, bank certificates of deposit and collateralized repurchase agreements.
The carrying value of these investments is a reasonable estimate of their current value due to the short-term nature of the instruments.

The financial statements report investments in the Mutual Fund and the Company Stock Fund at current value based on published market quotations.

Security Transactions and Investment Income:

Realized gains or losses on security transactions are recorded on the trade date. Realized gains or losses are the difference between the proceeds received and the participant's average unit cost.

Dividend income is recorded on the ex-dividend date and interest income is recorded when earned.

The statement of income and changes in Plan/fund equity includes unrealized appreciation or depreciation in accordance with the policy of stating investments at current value.

Contributions:

Participant and Company matching contributions are contributed to the Combined Trust or LESOP as soon as practicable, after the end of each month. Participant contributions for each fund are based on the participants' investment decisions. The Company matching contributions are made to the Company Stock Fund in cash or common stock.

Forfeitures:

Forfeitures of nonvested Company contributions occur when participants are terminated. Forfeitures of $569,345 in 1996 and $737,713 in 1995 were used to reduce future Company contributions.

Expenses of the Plan:

Most expenses for the administration of the Plan and the Combined
Trust are paid for by the Company. Expenses of the funds related to the investment and reinvestment of assets are included in the cost of the related investments.

Benefit Obligations:

Distributions to terminated employees are recorded in each fund's financial statements, when paid. The approved and unpaid amounts were $1,720,418 and $4,038,929 at December 31, 1996 and 1995 respectively. These amounts are reflected as liabilities on the Plan's Form 5500.

NOTE 3 - FIXED INCOME FUND:

Investments in the Fixed Income Fund at December 31 were as
follows:
                                         1996           1995
Group annuity contract with:
  The Travelers Companies           $         --   $  4,428,355
Putnam Guaranteed Horizon
  Accounts                            78,726,520     77,702,758
Putnam Managed Account                93,410,720     89,191,183
Chase Domestic Liquidity Fund         20,346,853     13,483,488
Chase Cash Account                           230            103
Total Combined Trust Fixed
  Income Fund                        192,484,323    184,805,887

Less:  Other plans                    52,374,576     51,083,434

Plan investment in Fixed
  Income Fund                       $140,109,747   $133,722,453

The Travelers Companies' group annuity contract establishes a new interest rate every December, when the contract renews. The new rate applies to all funds held in the group annuity contract during the next Plan year. The interest rate was 6.50% for 1996 and 5.95% in 1995. The contract was not renewed and therefore, the balance as of December 31, 1996 was $0.

At December 31, 1996, certain assets of the Plan are invested in synthetic investment contracts. The Putnam Guaranteed Horizon Accounts and the Putnam Managed Account consist principally of an investment agreement between the Company and Putnam and a wrapper contract with a financially reliable third party which provides liquidity, or benefit-responsiveness.

The Putnam Guaranteed Horizon Accounts under contract at December
31, 1996 were:
                              Net Crediting
    Amount    Average Yield   Interest Rate     Maturity Date
$ 6,742,584        5.78%          5.44%         February 15, 1998
 24,963,300        5.79%          7.44%         December 22, 1997
 15,214,111        5.33%          5.93%         November 15, 1997
 31,806,525        6.09%          6.22%         November 15, 1999
$78,726,520

The Putnam Guaranteed Horizon Accounts under contract at December
31, 1995 were:
                              Net Crediting
    Amount    Average Yield   Interest Rate     Maturity Date
$ 6,959,870        5.24%          5.44%         February 15, 1998
 23,924,784        5.29%          7.44%         December 22, 1997
 15,324,134        5.19%          5.93%         November 15, 1997
 31,493,970        5.35%          6.22%         November 15, 1999
$77,702,758

The contract value of the Putnam Managed Account at December 31 was $93,410,720 in 1996, and $89,191,183 in 1995. This contract has no maturity date and ends upon written notice.

The average yield for the Putnam Managed Account was 6.68% in 1996 and 6.02% in 1995. The net crediting rate as of December 31 was 6.05% in 1996 and 6.21% in 1995.

The net crediting rate for all synthetic investment contracts is reset twice a year, on January 1 and July 1. In no event shall the net crediting rate be reset below 0%.

The Chase Domestic Liquidity Fund reported an annualized rate of return as of December 31 of 5.30% in 1996 and 5.81% in 1995.


NOTE 4 - MUTUAL FUND:

Participants in the Mutual Fund may invest in the Fidelity Fund, Growth and Income Portfolio, U.S. Equity Index Portfolio and
Magellan Fund. Each fund consists of a portfolio of common stocks or other securities based on the fund's investment objective. Prospectuses are available from the Fidelity
Management Trust Company.

Investments in the Mutual Fund at December 31 were as follows:

                                         1996          1995

Fidelity Fund                       $ 17,710,287   $  8,901,110
Growth and Income Portfolio           64,067,743     39,440,377
U.S. Equity Index Portfolio           71,666,187     58,776,728
Magellan Fund                         57,388,300     53,489,060

Total Combined Trust Mutual Fund     210,832,517    160,607,275

Less: Other plans                     50,462,330     39,588,241

Plan investment in Mutual Fund      $160,370,187   $121,019,034

These funds cost $165,220,983 and $127,913,945 at December 31,
1996 and 1995, respectively.

Net realized and unrealized appreciation of investments for the years ended December 31, 1996 and 1995 was as follows:

                                         1996          1995

Fidelity Fund                      $   1,033,725   $  1,341,840
Growth and Income Portfolio            6,672,187      7,736,459
U.S. Equity Index Portfolio           11,398,945     14,353,970
Magellan Fund                        (2,848,573)     10,246,129

Total Combined Trust Mutual Fund      16,256,284     33,678,398

Less: Other plans                      4,003,728      8,075,725

Net plan appreciation              $  12,252,556   $ 25,602,673


NOTE 5 - COMPANY STOCK FUND:

Investments in the Company Stock Fund at December 31 were as follows:
                                        1996           1995
Ingersoll-Rand Company common
  stock                             $223,084,354   $198,743,432
Chase Domestic Liquidity Fund          1,763,702      2,002,775
Cash                                           7              9

Total Combined Trust Ingersoll-Rand
  Company Stock Fund                 224,848,063    200,746,216

Less: Other plans                     20,121,473     17,710,267

Plan investment in Ingersoll-Rand
  Company Stock Fund                $204,726,590   $183,035,949


The Company Stock Fund investment in Company common stock at December 31, 1996 and 1995, included 4,996,704 shares and 5,658,176 shares, respectively. At December 31, 1996 and 1995, these shares cost $114,705,537 and $125,136,230, respectively.

Net realized and unrealized appreciation of investments for the years ended December 31, 1996 and 1995 was as follows:

                                         1996          1995
Combined Investment Trust           $ 51,347,920   $ 22,059,385
Less: Other plans                      4,525,949      1,977,455

Net plan appreciation               $ 46,821,971   $ 20,081,930


NOTE 6 - LOAN FUND:

The Plan allows participants to borrow from their vested account balance subject to certain limits. Loans are withdrawn from the participants' accounts in a sequence outlined in the Plan.

The Benefits Committee establishes the loan interest rate and reviews the rate quarterly. The loan rate may be adjusted each quarter thereafter in order to reflect the current prime rate.
In 1995, the interest rate on new loans was 8% during the first half of the year, and became 9% effective July 1, 1995. In 1996, the interest rate on new loans was 9% during the entire year. Interest charges begin 60 days after the initial loan date.

Loans are repaid in equal installments through payroll deductions over a maximum of five years. Loan repayments consist of interest and principal, and are reinvested according to the participant's current investment elections. If a participant terminates employment with the Company, any outstanding loan balance is considered a distribution.


NOTE 7 - FEDERAL INCOME TAXES:

In May 1997, a favorable determination letter was received from the Internal Revenue Service indicating that the Plan documentation satisfied the requirements for tax qualification under Section 401(a) of the Internal Revenue Code. The trust established for the Plan is exempt from federal income tax under
Section 501(a) of the Internal Revenue Code. Filing for certain amendments is pending. The Company believes the Plan complies with Section 401(a); therefore, the financial statements do not provide for income taxes. Employees defer taxes on income earned, Company contributions, and contributions made under the salary deferral feature. Taxes on employee distributions depend on the form and amount of such payment.


NOTE 8 - TRANSFERS (FROM) TO OTHER PLANS:

In 1995 and 1996, there were transfers to (from) the Ingersoll-
Rand Company Savings and Stock Investment Plan resulting from the transfer of Ingersoll-Dresser Pump Company and Dresser Industries employees.

In 1996, there were transfers to (from) the Plan resulting from the acquisition of the Steelcraft Division of MascoTech, Inc. ($8 million) and the sale of the Process Systems Group ($15 million).


NOTE 9 - SUBSEQUENT EVENTS:

Effective March 1, 1997, the Ingersoll-Rand Company Hourly Pension Plan (Plan 45), the Clark Savings and Investment Plan and the Ingersoll-Rand Company Retirement Account Plan were merged into the Ingersoll-Rand Company Savings and Stock Investment Plan. As applicable, existing participant balances were transferred to the investment options available in the Ingersoll-Rand Company Savings and Stock Investment Plan that were elected by each participant.

Effective March 1, 1997, a change in investment options occurred. The Fidelity Fund was eliminated as an election, and there are five additional investment options available to participants:
Fidelity Low Priced Stock Fund, Fidelity Contrafund, Templeton Foreign Fund, Putnam New Opportunities Fund and Putnam Vista Fund.